EXHIBIT (c)(7)
FAIR MARKET VALUATION OF
COX ENTERPRISES, INC.
AS OF DECEMBER 31, 2007
Prepared for:
Cox Enterprises, Inc.
April 21, 2008
BOND &
PECARO

FAIR MARKET VALUATION OF
COX ENTERPRISES, INC.
AS OF DECEMBER 31, 2007
INTRODUCTION
     Bond & Pecaro, Inc. has been retained to determine the fair market value of the common stock of Cox Enterprises, Inc. (“CEI”) as of December 31, 2007. The purpose of this appraisal is to facilitate the purchase and sale of the company’s stock and other corporate business transactions.
     In the course of this analysis, Bond & Pecaro, Inc.: (1) determined the fair market value of the individual businesses and investments of Cox Enterprises, Inc., (2) adjusted this amount to reflect the value of CEI’s outstanding common stock, and (3) calculated the per share value of CEI’s common stock.
Methodology
     Fair market value is defined as the price in cash or cash equivalents that would convey between a willing buyer and a willing seller, neither being under compulsion and both being fully informed. Under FAS Statement 157, Fair Value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”1 In this report, fair market value and Fair Value are used interchangeably.
     The fair market values developed herein assume the existence of a going concern, including cash on hand, accounts receivable, and other current assets, as well as all reported liabilities.

[1]	Financial Accounting Standards Board of the Financial Accounting Foundation, Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

     Three valuation approaches are generally employed in the appraisal of property:
Cost Approach — Determines the value of an asset based upon a comparison between the cost to develop a property and the value of the existing developed property. This method considers the reconstruction or replacement cost of a property of similar quality and functional utility. This cost is then adjusted for any physical depreciation or obsolescence associated with the property.
Market Approach — Also known as the “comparable sales” or “comparative sales” method, establishes the value of a property using the actual prices paid in the marketplace for similar entities.
Income Approach — Also known as the “investment method,” establishes the value of a property based upon the financial return it can be expected to generate over a finite period.
     Bond & Pecaro, Inc. typically employs the income approach in the valuation of businesses. This valuation technique is based upon an analysis of a property’s potential future earnings and probable appreciation, discounted to value. The indicated value thus reflects the revenues and, ultimately, the after-tax cash flow that the business may reasonably be expected to generate over a period of years. The potential resale value of the entity at the end of such a period is also an important factor in the application of the income approach.
     The fair market values of the various CEI entities are based primarily upon their future cash flow potential considering: (1) recent financial performance, (2) anticipated economic growth for each industry in general, and each property in particular, (3) the economic prospects for the markets in which each business operates, and (4) industry market share and profitability norms.

     The fair market values summarized in this report represent estimated cash selling prices in arm’s-length transactions between informed sellers and buyers. With few exceptions, indicated values are based upon an assessment of the income and resale potential of the businesses, tempered by consideration of recent comparable sales and current marketplace conditions. Certain assets, including real estate and various investments, have been valued utilizing the cost and market approaches.
Sources
     This analysis was developed based upon industry reference materials such as Market Statistics’ Demographics USA 2007, County Edition; the Editor & Publisher Yearbook; the Broadcasting & Cable Yearbook; the Veronis, Suhler & Associates’ Communications Industry Report; the National Association of Broadcasters (“NAB”) and BCFM’s Television Financial Report; Nielsen Media Research’s Viewers in Profile reports; NAB/Bond & Pecaro’s The Television Industry: 2007 Market by Market Review; Kagan Research’s Radio/TV Station Annual Outlook: Market by Market Review; and SNL Kagan’s B-Stats, Broadcast Investor: Deals and Finance, and Cable TV Investor newsletters. Also utilized was information provided by Cox Enterprises, Inc. This data consisted primarily of projections and unaudited financial statements.
     Representatives of Bond & Pecaro, Inc. also visited 17 CEI operating locations to inspect the properties and interview management regarding the state of local economies, growth prospects, capital needs, and competition within each market. Entities inspected consisted of the Austin American-Statesman, The Palm Beach Post, the Waco Tribune-Herald, and Cox Target Media; television station WPXI-TV in Pittsburgh and television station KIRO-TV in Seattle; the Miami radio station group, the Orlando radio station group, and the San Antonio radio station group; the Hampton Roads, Kansas/Arkansas, and San Diego cable television systems; the West Palm Beach Auto Auction, the Denver Auto Auction, and the Greater Nevada Auto Auction; Autotrader.com; and Auto

Trader Publishing. Discussions and presentations by CEI senior management and division executives provided additional information that was used in the development of the appraisal.
Valuation Method
     The principal method used in the appraisal of the Cox Broadcasting Division properties is the discounted cash flow method of valuation, a variation of the income approach.
     The income approach quantifies a series of expected economic benefits associated with an income producing asset or a business entity. The fair market value of such a property may be expressed by discounting these future benefits.
     The cost approach is not applicable to many of the Cox radio and television properties. The many intangible assets owned by these businesses, such as FCC licenses and broadcast rights, cannot be purchased and, as such, have no readily discernable replacement cost. The market approach may be useful in the valuation of broadcast properties, but due to differences among stations and markets, the opportunities to employ this approach in a meaningful manner are limited.
     The discounted cash flow methodology rests upon a quantitative model that incorporates variables such as market advertising revenues, market revenue share projections, anticipated operating profit margins, and various discount rates. The variables used in the analysis reflect historical station and advertising market growth trends, as well as anticipated performance and market conditions.
     In a typical analysis of this type, a discounted cash flow projection period of ten years is considered to be an appropriate time horizon. Broadcasters typically expect to recover their investments within a ten year period. It is during this period that projections regarding market revenues, market share, and operating profit margins can be made with the highest degree of accuracy.
     Over this ten year period, market advertising revenues, market revenue shares, and operating profit margins were used to project operating profits. Federal and state taxes were deducted from projected operating profits to determine after-tax net income. Depreciation expenses were added back to the after-tax income stream and projected capital expenditures were subtracted to calculate net after-tax cash flows. The stream of annual cash flows was adjusted to present value.
     Additionally, it was necessary to project the terminal value at the end of the ten year projection period. The terminal value represents the hypothetical value of the broadcast property at the end of the projection period. Taxes were deducted from the indicated terminal value. The net terminal value was then discounted to present value.
     An abbreviated form of the discounted cash flow method of analysis is the revenue or cash flow multiple approach. Under this approach, current or projected revenues or cash flows of a broadcast station, or some combination of these, form the basis for a calculation of approximate market value.
Radio Industry
     During 2007, a total of 1,347 radio stations changed hands in 390 transactions, down compared with 456 transactions in 2006.1 The total deal volume for 2007 was an estimated $3.4 billion, reflecting an average cash flow multiple of 11.82.

[1]	Kagan Research B-Stats Supplement, January 28, 2008, pg. 5.

[2]	Kagan Research B-Stats Supplement, January 28, 2008, pg. 6.

     The largest radio deal of 2007 was the proposed acquisition of 371 Cumulus Media stations by Merrill Lynch for $1.2 billion in July, followed by a 10-station swap between Entercom Communications and Bonneville International for $225.0 million1.
     Radio industry advertising spending was down in 2007, with combined spot and non-spot spending totaling $21.3 billion compared with $21.7 billion during the prior year. National advertising fell almost 6.0% and local ad spending was down by 2.0% to $15.1 billion.2 The stumbling economy, the growing competition from portable music devices and Internet and satellite radio, and the migration of automotive manufacturers to online advertising have all contributed to the decline in radio advertising revenues.
Broadcasting Division — Radio Stations
     Cox Radio Inc. (“CXR”) was established in the second quarter of 1996 to operate CEI’s radio subsidiaries. In October 1996, CXR completed an initial public offering of 8,625,000 shares of its Class A common stock. At the end of 2007, CEI owned approximately 68.9% of the 90,468,103 outstanding CXR shares.

[1]	Kagan Research B-Stats Supplement, January 31, 2008, pg. 6.

[2]	“Radio Sectors Yield Diverse Revenue Results,” Press Release, Radio Advertising Bureau, March 4, 2007.

Summary of Radio Station Financial Results
     Total radio division revenues increased slightly during 2007, climbing 1.0% from $440.5 million in 2006 to $444.9 million. Expenses increased by 2.3%, so IBD was down 5.4% to $154.1 million. CEI’s interest in CXR has been valued at $1,772,100,000.
     Preliminary 2008 budgets forecast total radio revenue growth of 3.4% over actual 2007 results with revenue growing to $459.9 million. IBD has been budgeted to increase 1.2% to $156.0 million. A preliminary five year forecast prepared by CXR estimates a compound annual revenue growth rate of 2.9% over actual 2007 revenues, with IBD increasing at a compound annual rate of 3.1% to reach $179.1 million in 2012.
     Operating revenues and IBD results for the CXR radio stations for 2006 and 2007 appear in Table 3.

     The 20007 operating revenues and IBD for the other broadcast operations are also presented in Table 3.

Table 3
(continued)
(Dollar Amounts Shown in Thousands)

				Income Before Depreciation &
	Operating Revenues			Amortization
Broadcasting	2006	2007	Percent Change	2006	2007	Percent Change
Radio
WSB(AM)/WSB-FM/ WBTS-FM/WSRV-FM, WALR-FM Atlanta	$103,113	$112,844	9.4%	$51,899	$58,061	11..9%
WBHJ-FM/WBHK-FM/WAGG-AM/WZZK-FM/WNCP- FM/WPSB-AM/WBPT-FM, Birmingham	14,883	19,102	28.3%	2,440	3,366	38.0%
WHKO-(FM)/WHIO(AM)/ WHIO-FM/WZLR-FM, Dayton	10,490	9,110	-13.2%	4,002	2,815	-29.7%
WJMZ-FM/WHZT-FM, Greenville/Spartanburg	6,401	7,427	16.0%	1,819	2,390	31.4%
KRTR-FM/KPHW-FM/KKNE(AM)/KRTR(AM)/KCCN-FM/KINE-FM, Honolulu	10,131	10,083	-0.5%	2,268	2,007	-11.5%
KKBQ-FM/KLDE(FM)/ KTHT(FM)/KHPT(FM), Houston	30,498	29,679	-2.7%	12,433	11,367	-8.6%
WAPE-FM/WFYV-FM/WJGL-FM/WMXQ(FM)/WOKV(AM), WOKV-FM, Jacksonville	25,138	21,485	-14.5%	9,165	6,059	-33.9%
WBAB-FM/WBLI(FM)/WHFM(FM), Long Island	17,865	18,189	1.8%	7,638	7,700	0.8%
WRKA(FM)/WVEZ(FM)/WSFR-FM/WPTI-FM, Louisville	6,811	6,513	-4.4%	906	516	-43.0%
WFLC(FM)/WHQT(FM)/WEDR(FM)/WHDR-FM, Miami	44,559	44,486	-0.2%	23,819	22,927	-3.7%

					Income Before Depreciation &
	Operating Revenues				Amortization
Broadcasting	2006	2007	Percent Change		2006	2007	Percent Change
WWKA(FM)/WCFB(FM)/WBDO(AM)/WMMO (FM)/WHTQ(FM)/WPYO (FM), Orlando	$50,212	$49,944	-0.5%		$25,608	$24,305	-5.1%
WKHK(FM)/WMXB(FM)/WKLR-FM/WDYL(FM), Richmond	14,671	14,162	-3.5	v%	4,283	3,570	-16.6%
KCYY(FM)/KKYX(FM)/KPWT(FM)/KISS-FM/KSMG(FM)/KONO-FM/KONO(AM), San Antonio	26,914	25,107	-6.7%		9,025	6,606	-26.8%
WEZN-FM, Bridgeport	8,007	8,087	1.0%		3,250	3,203	-1.4%
WPLR(FM)WYBC-FM (JSA), New Haven	10,710	10,468	-2.3%		4,441	4,209	-5.2%
WFOX(FM)/WCTZ(FM)/WNLK(AM)/WSTC(AM), Stamford/Norwalk	5,838	5,691	-2.5%		1,557	1,415	-9.1%
WWRM(FM)/WXGL(FM)/WSUN-FM/WHPT(FM)/WDUV(FM)/WPOI-FM, Tampa	37,185	35,761	-3.8%		18,595	16,466	-11.4%
KWEN(FM)/KJSR(FM)/KRMG(AM)/KRAV(FM)/KKCM(FM), Tulsa	15,254	15,046	-1.4%		4,394	3,929	-10.6%

Total Radio Stations	$438,680	$443,184	1.0%		$187,542	$180,911	3.5%
Syndication Company	$1,631	$1,668	2.3%		$347	$273	-21.3%
Other	156	0	-100.0%		(25,096)	(27,103)	-8.0%

Total Radio Division	$440,467	$444,852	1.0%		$162,793	$154,081	-5.4%

Table 4
Broadcasting Division Valuation
(Dollar Amounts Shown in Thousands)

2007
Valuation
Television Station

Total Television Stations

Radio Station
WSB(AM)/WSB-FM/ WBTS-FM/WSRV-FM, WALR-FM Atlanta	$776,00
WBHJ-FM/WBHK-FM/WAGG-AM/WZZK-FM/WNCP-FM/WPSB-AM/WBPT-FM, Birmingham	51,000
WHKO-(FM)/WHIO(AM)/ WHIO-FM/WZLR-FM, Dayton	38,000
WJMZ-FM/WHZT-FM, Greenville/Spartanburg	31,000
KRTR-FM/KPHW-FM/KKNE(AM)/KRTR(AM)/KCCN-FM/KINE-FM, Honolulu	30,000
KKBQ-FM/KLDE(FM)/ KTHT(FM)/KHPT(FM), Houston	213,000
WAPE-FM/WFYV-FM/WJGL-FM/WMXQ(FM)/WOKV(AM), WOKV-FM, Jacksonville	117,000
WBAB-FM/WBLI(FM)/WHFM(FM), Long Island	$104,000
WRKA(FM)/WVEZ(FM)/WSFR-FM/WPTI-FM, Louisville	26,000
WFLC(FM)/WHQT(FM)/WEDR(FM)/WHDR-FM, Miami	334,000
WWKA(FM)/WCFB(FM)/WBDO(AM)/WMMO (FM)/WHTQ(FM)/WPYO (FM), Orlando	347,000
WKHK(FM)/WMXB(FM)/WKLR-FM/WDYL(FM), Richmond	67,000
KCYY(FM)/KKYX(FM)/KPWT(FM)/KISS-FM/KSMG(FM)/KONO-FM/KONO(AM), San Antonio	108,000
WEZN-FM, Bridgeport	40,000
WPLR(FM)WYBC-FM (JSA), New Haven	55,000
WFOX(FM)/WCTZ(FM)/WNLK(AM)/WSTC(AM), Stamford/Norwalk	17,500
WWRM(FM)/WXGL(FM)/WSUN-FM/WHPT(FM)/WDUV(FM)/WPOI-FM, Tampa	241,000
KWEN(FM)/KJSR(FM)/KRMG(AM)/KRAV(FM)/KKCM(FM), Tulsa	57,000
Radio Syndication	4,000
Ibiquity (1.13%)	2,500

Subtotal Radio	$2,659,000

Less: Radio Unallocated Overhead	$174,400
Less: Radio Pension	0

2007
Valuation
Less: CXRi Unallocated Operating Costs	44,400

Total Radio Stations Before Debt	$2,440,200

Less: Radio Debt	336,600

Total Radio Stations After Debt	$2,103,600

Less: Minority Interest of 28,143,133 Shares	331,500

Value of CEI Investment in CXR	$1,772,100

Other Broadcasting Operations